Exhibit 21.1

Sempra Energy

Schedule of Significant Subsidiaries

at December 31, 2010

Subsidiary	State of Incorporation or Other Jurisdiction
Enova Corporation	California
Pacific Enterprises	California
Pacific Enterprises International	California
San Diego Gas & Electric Company	California
Sempra Commodities, Inc.	Delaware
Sempra Energy International	California
Sempra Energy Holdings III B.V.	Netherlands
Sempra Energy Holdings VII B.V.	Netherlands
Sempra Energy Holdings VIII B.V.	Netherlands
Sempra Global	Delaware
Southern California Gas Company	California